

April 30, 2020

Jason Child
Senior Vice President and Chief Financial Officer
Splunk, Inc.
270 Brannan Street
San Francisco, California 94107

> **Re: Splunk, Inc.**
> **Form 10-K for the Year Ended January 31, 2020**
> **Filed March 26, 2020**
> **File No. 001-35498**

Dear Mr. Child:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 31, 2020

(1) Description of the Business and Significant Accounting Policies
Revenue Recognition, page 74

1. We note contracts with your customers often contain multiple performance obligations which you account for separately if they are distinct. With respect to such contracts, please provide a description of the distinct performance obligations, an explanation of when they are typically satisfied, significant contractual terms and conditions, and the nature of the goods and services that you promise to transfer. Refer to ASC 606-10-50-17 to 50-19.

2. Please disclose the methods, inputs and assumptions that you use in estimating the transaction prices of your contracts and your consideration of the effects of variable consideration where applicable. In this regard, we note on page seven that you provide flexible pricing options for customers of all sizes. Refer to ASC 606-10-50-20.

Jason Child
Splunk, Inc.
April 30, 2020
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology